Merus Labs International Inc.

First Quarter Report 2014

For the Three Months Ended December 31, 2013 and 2012

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended December 31, 2013 and 2012

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three months ended December 31, 2013 compared to the three months ended December 31, 2012. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three months ended December 31, 2013 and the related notes thereto.

The date of this MD&A is February 14, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the Company's ability to service existing debt;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the inability to make royalty payments as they become due;

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Corporation was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Corporation amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below the critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

Changes in the Competitive Landscape

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. However, DIFICID®is currently being sold in Canada at a much higher price than that of Oral Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

OVERVIEW

During the last twelve months ended December 31, 2013 and up to the date of this MD&A, the Company announced the following:

  October 1, 2013 - Merus Regains Compliance With NASDAQ

  September 24, 2013 - Merus Announces Completion of Debt Refinancing

  August 26, 3013 - Merus Announces Factive Product Divestiture

  August 20, 2013 - Merus Announces Promotion & Distribution Agreements for Emselex®/Enablex® in European Countries

  July 9, 2013 – Merus announces Board changes

  June 20, 2013 – Merus provides financial update

  June 3, 2013 – Merus announces $4.6M Private Placement

  April 23, 2013 – Merus announces Enablex operational update

  April 17, 2013 – Merus announces notification from NASDAQ

  March 29, 2013 – Merus announces Annual General Meeting results

  February 19, 2013 – Merus announces promotion and distribution agreements for Emselex®/Enablex® in Canada and Slovenia

  January 17, 2013 – Merus announces promotion and distribution agreements for Emselex®/Enablex® in European countries

OVERALL PERFORMANCE

For the three months ended December 31, 2013, the Company incurred a net loss of $1,885,761 compared to net earnings of $297,541 for the three months ended December 31, 2012. For the three months ended December 31, 2013, EBITDA1 was $2,704,095, compared to $4,440,422 for the comparative three month period. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $2,832,288, compared to $4,827,682 for the prior year comparative period. As at December 31, 2013, the Company had an accumulated deficit of $54,857,798.

Net cash provided by operating activities of the Company was $3,186,897 for the three months ended December 31, 2013, compared to cash provided by operating activities of $2,044,129, for the three months ended December 31, 2012. Cash provided by (used in) discontinued operations of the Company for the same periods were nil and ($392,911), respectively.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains or losses and unusual items; such as write-downs and gains or losses on intellectual property and investments. Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses, debt service obligations and other non-operating items. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three months ended December 31
	2013	2012

(Loss) income from continuing operations	$(1,885,761)	$125,389

Amortization	3,009,138	2,749,620
Depreciation	1,389	229
Interest expense	814,314	1,230,053
Income tax expense	132,922	129,559
Investment expense (income)	1,913	(6,724)
Foreign exchange losses (gains)	630,180	212,296

EBITDA	$2,704,095	$4,440,422
plus:
Non-cash share based compensation	128,193	387,260

Adjusted EBITDA	$2,832,288	$4,827,682

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product is not being actively marketed, the Company has partnered with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

During fiscal 2013, the Company entered into promotion and/or distribution agreements with selected partners in certain countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows:

  POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland);
  Proximum d.o.o (Croatia);
  SPCare Lda (Portugal);
  NorrizonRx Sales and Marketing Group Inc. (Canada; promotion only)
  Proksimum Pharma d.o.o. (Slovenia);
  Merz Pharma (Schweiz) AG (Switzerland);
  Arriani Pharmaceuticals SA (Greece; distribution only);
  Vivax Pharmaceuticals s.r.o (Slovakia);
  Eurocept B.V (Belgium); and
  Ashfield In2Focus Limited (United Kingdom; promotion only).

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

During fiscal 2013, Merus also entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Product Divestiture - Factive

FACTIVE® (Gemifloxacin Mesylate tablets) is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. The Company had acquired the rights from Cornerstone Therapeutics Inc. (“Cornerstone”) in March 2012. Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011, however, the entry of generic quinolone late in 2011 significantly impacted the market.

On August 26, 2013, Merus divested the North American product rights for FACTIVE®, which comprised the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Despite acquiring the product for a relatively low valuation, the inherent challenges and need for additional investment led management to the decision to divest the product.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

For the three months ended December 31, 2013, the Company incurred a net loss of $1,885,761 ($0.05 per share), compared to net earnings of $297,541 ($0.01 per share) for the prior year period. EBITDA for the three months ended December 31, 2013 was $2,704,095, compared to EBITDA for the prior year period of $4,440,422. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $6,257,043 for the three months ended December 31, 2013 compared to revenues of $6,276,151 for the three months ended December 31, 2012. All revenues in the current and comparative quarter were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during the three months ended December 31, 2012 are included in income from discontinued operations. In addition, revenues in the current fiscal period for Enablex are recorded on a gross basis, rather than a net basis, as described below.

Gross margin for the three months ended December 31, 2013 was $5,274,377 (84%) compared to gross margin of $6,047,268 (96%) for the three months ended December 31, 2012. The primary reason for the reduction in gross margin as a percentage of sales is due to the fact that revenues for Enablex in the comparative prior year period were recorded on a net basis, as described below.

Revenues attributable to Enablex for the three months ended December 31, 2013, recorded almost entirely on a gross basis were $4,665,136. Revenues from Enablex for the three month period ended December 31, 2012, calculated entirely on a net basis, were $4,360,052. Had the Company reported all Enablex revenue on a gross basis, revenues for the current quarter would have been $4,724,001 compared to $6,230,892 ($6,631,633 less $400,741 in partnership accruals) for the quarter ended December 31, 2012. Revenues on a gross basis for Enablex during the three months ended December 31, 2013 were lower compared to the prior year period primarily due to order timing. Larger than expected orders placed in the last fiscal quarter of 2013 resulted in lower than normal Enablex ordering and associated revenues in the first quarter of fiscal 2014 as distribution of the product transitioned from Novartis to Merus.

Until the beginning of the third quarter of fiscal 2013, the Company recorded Enablex revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and marketing and selling expenses, subject to a transition arrangement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company was considered to be acting as an agent rather than principal and revenues were recorded on a net basis. During the third quarter of fiscal 2013, the majority of the authorizations transferred, such that only a few countries remain under the agreement and almost all revenue is recorded on a gross basis.

Had the Company reported Enablex revenue on a gross basis, total revenues for the three months ended December 31, 2013 would have been $6,315,908. Total revenues on a gross basis for the three months ended December 31, 2012 were $8,146,990. On a gross basis, cost of goods sold would be higher by $58,865 and $1,327,548 for the current and prior quarters, respectively, such that gross margin would be unchanged for the current quarter at $5,274,377 (84%) compared to $6,590,560 (81%) for the same quarter last year.

The Company has now transferred the majority of the marketing authorizations and operations in the territories in which it operates. Beginning in the third quarter of fiscal 2013, revenues and costs of goods, along with marketing expenses, were reported substantially on a gross basis within the financial statements.

Revenues attributable to Vancocin were $1,591,907 for the three months ended December 31, 2013, compared to $1,916,098 for the three months ended December 31, 2012. The decrease in revenue from this product in the current period was primarily due to the entry of a generic Vancomycin, which received reimbursement status in several provinces towards the end of the comparative period.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $1,046,793 for the three months ended December 31, 2013, compared to $48,821 for the three months ended December 31, 2012. The increase in these costs in the current period is due to increased marketing expenses for Enablex, which are now being incurred directly rather than through Novartis and netted against revenue, as described above. Had these marketing expenses not been netted against revenue in the three months ended December 31, 2012, total marketing expenses would have been reported as $592,114. The primary reason for the increase in sales and marketing expenses in the current period is due to increased expense obligations resulting from the new marketing and sales partnership arrangements including the Company starting to actively promote Enablex in the United Kingdom.

General and Administrative Expense

General and administrative expenses for the three months ended December 31, 2013 were $1,523,489, compared to $1,558,025 for the three months ended December 31, 2012. Excluding the impact of non-cash share based compensation, operating expenses in the current quarter increased by $224,531 compared to the same quarter last year. The increase is due to higher operational expenses as a result of the marketing authorizations and operations of Enablex being transferred to Merus, as well as the strengthening of the Euro and US dollar against the Canadian dollar.

Amortization of Intangible Assets

The three months ended December 31, 2013 included amortization expense of $3,009,138 related to Vancocin product rights and Enablex product rights and patents. During the three months ended December 31, 2012, amortization was slightly lower at $2,749,620 with foreign currency translation the main reason for the difference.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $814,314 was incurred during the three months ended December 31, 2013, in connection with the senior secured debt facility and convertible debenture. Of this amount, approximately $130,565 is non-cash accretion charges relating to capitalized financing fees and a loan discount recorded at inception. In the three months ended December 31, 2012, interest expense was considerably higher at $1,230,053, as a result of a higher principal balance but more significantly due to a much higher interest rate for that period.

Foreign exchange losses of $630,180 were recorded in the three months ended December 31, 2013 as a result of the weakening Canadian dollar relative to the Euro and US dollar. The Company had a higher amount of US dollar exposure during the three months ended December 31, 2012, however, the movement against the Canadian dollar was much less significant than in the current period, resulting in lower foreign exchange losses of $212,296. Foreign exchange losses were also experienced on the Euro in the current period as a result of the upward trend in the currency over the three months. Foreign exchange losses in the current period substantially represent movements on foreign exchange contracts which the Company uses to reduce its exposure to currency movements on a day-to-day basis.

Discontinued Operations

Discontinued operations for the three months ended December 31, 2012 were attributable to operations of Factive. Income (loss) from discontinued operations was nil for the three months ended December 31, 2013 compared to income of $172,152 for the same period last year.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

The Company divested of its Factive product in fiscal 2013 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue.

	Q1 2014	Q4 2013	Q3 2013	Q2 2013

Revenues	$6.26 million	$9.13 million	$7.51 million	$5.46 million
Gross margin	$5.27 million	$7.62 million	$7.07 million	$5.20 million

Net earnings (loss):
From continuing operations	($1.89) million	$0.51 million	($0.11) million	($2.26) million
Including discontinued Operations	($1.89) million	($0.05) million	($1.05) million	($2.30) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.05)	$0.02	($0.00)	($0.07)
Diluted	($0.05)	$0.02	($0.00)	($0.07)
Including discontinued operations:
Basic	($0.05)	($0.00)	($0.03)	($0.07)
Diluted	($0.05)	($0.00)	($0.03)	($0.07)

EBITDA[1]	$2.70 million	$5.29 million	$5.16 million	$3.48 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

	Q1 2013	Q4 2012	Q3 2012	Q2 2012

Revenues	$6.28 million	$4.40 million	$2.34 million	$2.21 million
Gross margin	$6.05 million	$4.16 million	$2.06 million	$1.91 million

Net earnings (loss):
From continuing operations	$0.13 million	($20.91) million	$0.59 million	($0.31) million
Including discontinued Operations	$0.30 million	($20.77) million	$0.67 million	($0.31) million
Net earnings (loss) per share:
From continuing operations:
Basic	$0.00	($0.69)	$0.02	($0.01)
Diluted	$0.00	($0.69)	$0.02	($0.01)
Including discontinued operations:
Basic	$0.01	($0.68)	$0.03	($0.01)
Diluted	$0.01	($0.68)	$0.03	($0.01)

EBITDA[1]	$4.44 million	$2.63 million	$0.94 million	($0.19) million

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at December 31, 2013, excluding provisions and obligations related to long term debt the Company had working capital of $11,404,413 compared to $11,928,225 at September 30, 2013. The slight decrease in working capital was due to cash generated from operations offset by scheduled repayments against the senior secured debt facility.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. A significant restructuring of debt was undertaken in September 2013 with the Company refinancing its obligations through a combination of a senior secured facility with Canadian chartered banks as well as a convertible debenture. The refinancing allowed the Company to significantly reduce its cost of capital and provided flexibility going forward. The Company may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by continuing operations of the Company were $3,186,897 for the three months ended December 31, 2013, compared to $2,044,129 for the three months ended December 31, 2012. The increase in cash from operations in the current period is a result of lower interest expense, along with more efficient collection of receivables compared to the same period last year.

Cash used by financing activities for the three months ended December 31, 2013 were $2,100,000, compared to $4,710,173 for the same period last year, which were entirely related to repayments on the Company's long-term debt.

Cash provided by investing activities were $86,198 for the three months ended December 31, 2013 compared to cash outflows of $4,823 for the comparative three months. Cash provided during the current period related primarily to collections against the loan receivable. In both the current and comparative period the Company also recorded a small loss and small gain on investments, respectively, based on mark to market adjustments.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

December 31, 2013
Less than 1 year	$141,080
1 to 2 years	121,791
2 to 3 years	105,576
3 to 4 years	105,576
Thereafter	-
Total	$474,023

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

At December 31, 2013	Total	1 year	2 years	3 years	Thereafter
Debt	$37,900,000	$8,400,000	$9,600,000	$9,900,000	$10,000,000
Accounts payable and accrued liabilities	3,893,824	3,893,824	-	-	-
Income taxes payable	754,987	754,987	-	-	-
Total	$42,548,811	$13,048,811	$9,600,000	$9,900,000	$10,000,000

(c) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at December 31, 2013, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At December 31, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended December 31
	2013	2012

Salaries	$290,210	$351,717
Share based compensation	128,193	387,260
	$418,403	$738,977

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Company’s significant accounting estimates and judgments include functional currency, allowance for doubtful accounts, allowance for inventory obsolescence, estimate for product returns, allocation of the purchase price and estimates of fair value for acquired assets and liabilities, the estimated useful lives of property and equipment and intangible assets, impairment of assets, valuation of deferred tax assets and liabilities, valuation of warrants and share-based compensation expense, valuation of the equity component of convertible debt and the valuation of non-cash consideration received on the sale of Factive. For a more detailed discussion of the Company’s critical accounting estimates, please refer to the management discussion & analysis included in the Company’s 2013 annual report.

During the quarter ended December 31, 2013, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company retrospectively adopted IAS 19 (Revised), Employee Benefits. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the Financial Statements as a result of adopting this standard.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at December 31, 2013, the Company’s internal controls over financial reporting were operating effectively. In addition, management assessed disclosure controls and procedures to be effective as of December 31, 2013.

No changes were made to the Company’s internal controls over financial reporting during the quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at February 14, 2014, the Company had 38,391,512 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of February 14, 2014 none of the preferred shares have been issued.

Stock Options

The Company has 2,240,000 stock options outstanding as at February 14, 2014.

Share Purchase Warrants

The Company has 2,295,950 share purchase warrants outstanding as at February 14, 2014.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

As at:		December 31	September 30
		2013	2013
Assets
Current assets
Cash and cash equivalents		$9,257,462	$8,084,367
Short-term investments	note 2	103,888	104,807
Trade and other receivables		5,348,352	7,048,104
Inventories		1,502,946	1,168,933
Loans receivable	note 3	88,018	166,909
Prepaid expenses		91,382	127,409
		16,392,048	16,700,529
Non-current assets
Property and equipment		10,050	11,291
Intangible assets	note 4	70,427,946	70,328,140
Total assets		$86,830,044	$87,039,960
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		3,893,824	4,177,960
Income taxes payable		754,987	594,344
Derivative liabilities	note 5	338,824	-
Provisions	note 6	3,778	190,701
Long term debt due within one year	note 7	8,136,550	8,116,260
		13,127,963	13,079,265
Non-current liabilities
Provisions	note 6	196,993	92,572
Long term debt	note 7	27,959,777	29,949,502
Total liabilities		41,284,733	43,121,339

Equity
Share capital	note 8	56,014,232	56,014,232
Equity reserve	note 9	34,009,523	33,881,330
Convertible debt - equity component	note 7	1,313,550	1,313,550
Accumulated deficit		(54,857,798)	(52,972,037)
Accumulated other comprehensive income		9,065,804	5,681,546
Total equity		45,545,311	43,918,621
Total liabilities and equity		$86,830,044	$87,039,960

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended December 31
		2013	2012
Revenues		$6,257,043	$6,276,151
Cost of goods sold		982,666	228,883
Gross margin		5,274,377	6,047,268
Operating expenses:
Sales and marketing		1,046,793	48,821
General and administrative		1,523,489	1,558,025
Amortization of intangible assets	note 4	3,009,138	2,749,620
Depreciation		1,389	229
Foreign exchange losses		630,180	212,296
		6,210,989	4,568,991

Operating (loss) income		(936,612)	1,478,277

Interest expense		814,314	1,230,053
Investment expense (income)	note 2	1,913	(6,724)

(Loss) income before income taxes		(1,752,839)	254,948
Income tax expense	note 12	132,922	129,559
(Loss) income from continuing operations		(1,885,761)	125,389
Income from discontinued operations, net of income taxes	note 13	-	172,152

Net (loss) income for the period		$(1,885,761)	$297,541

(Loss) earnings per share
Basic		$(0.05)	$0.01
Diluted		$(0.05)	$0.01
Loss per share - continuing operations
Basic		$(0.05)	$-
Diluted		$(0.05)	$-
Earnings per share - discontinued operations
Basic		$-	$0.01
Diluted		$-	$0.01

Weighted average number of common shares outstanding - basic		38,391,512	30,708,478
Weighted average number of common shares outstanding - diluted		38,391,512	30,711,259

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended December 31
	2013	2012
Net (loss) income for the period	$(1,885,761)	$297,541
Other comprehensive income
Items that may be reclassified to income:
Currency translation differences	3,384,258	1,717,918
Other comprehensive income for the period	3,384,258	1,717,918
Total comprehensive income	$1,498,497	$2,015,459

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended December 31
	2013	2012
Operating activities
Net (loss) income for the period	$(1,885,761)	$297,541
less: income from discontinued operations	-	(172,152)
Adjustments for the following items:
Amortization of intangible assets	3,009,138	2,749,620
Depreciation	1,389	229
Write off of leaseholds	-	7,290
Interest expense	814,314	1,230,053
Income tax expense	132,922	129,559
Unrealized gains (losses) on foreign exchange	296,499	(254,571)
Share-based compensation	128,193	387,260
Change in fair value of derivative liabilities	357,935	132,930
Interest paid	(683,749)	(1,181,250)
Net change in non-cash working capital balances:
Increase (decrease) in provisions	(82,502)	(214,316)
Trade and other receivables	1,680,641	(2,192,210)
Prepaid expenses	36,027	52,351
Inventories	(334,013)	212,903
Accounts payable and accrued liabilities	(284,136)	858,892
Net cash provided by operating activities	3,186,897	2,044,129
Financing activities
Repayment of long-term debt	(2,100,000)	(4,710,173)
Net cash used in financing activities	(2,100,000)	(4,710,173)
Investing activities:
Short-term investments	1,913	(4,823)
Loan receivable repayments	84,285	-
Net cash provided by (used in) investing activities	86,198	(4,823)
Net change in cash from continuing operations	1,173,095	(2,670,867)
Cash flows from discontinued operations
Net cash used in operating activities	-	(467,044)
Net cash provided by investing activities	-	74,133
Net change in cash from discontinued operations	-	(392,911)
Net change in cash and cash equivalents	1,173,095	(3,063,778)
Cash and cash equivalents, beginning of period	8,084,367	3,462,919

Cash and cash equivalents, end of period	$9,257,462	$399,141

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

						Accumulated
				Convertible		other
			Warrants	debt - equity	Accumulated	comprehensive
	Share capital	Equity reserve	reserve	component	deficit	income (AOCI)	Total equity

Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$-	$(49,869,908)	$598,603	$35,263,782

Share-based compensation (note 8)	-	387,260	-	-	-	-	387,260

Net income for the period	-	-	-	-	297,541	-	297,541

Other comprehensive income	-	-	-	-	-	1,717,918	1,717,918

Balance, December 31, 2012	$51,639,478	$31,855,694	$1,427,175	$-	$(49,572,367)	$2,316,521	$37,666,501

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621
Share-based compensation (note 8)	-	128,193	-	-	-	-	128,193
Net loss for the period	-	-	-	-	(1,885,761)	-	(1,885,761)
Other comprehensive income	-	-	-	-	-	3,384,258	3,384,258
Balance, December 31, 2013	$56,014,232	$34,009,523	$-	$1,313,550	$(54,857,798)	$9,065,804	$45,545,311

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia) and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

During the quarter ended December 31, 2013, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. IFRS 13 also provides guidance on measurement and introduces certain disclosure requirements. The adoption of IFRS 13 did not result in any measurement adjustments and its impact on disclosures was not material.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the Financial Statements as a result of adopting this standard.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013.

These interim financial statements were authorized for issue by the Company’s Board of Directors on February 14, 2014.

2.	Short-term investments

	December 31	September 30
	2013	2013
Short-term investments
Publicly-traded investments Equities	$103,888	$104,807

Total short-term investments	$103,888	$104,807

As at December 31, 2013 the portfolio of short-term investments was invested in marketable securities, including common shares as well as an investment in a private entity. The marketable securities have been classified as held for trading and recorded at fair value through profit or loss (FVTPL). For the three months ended December 31, 2013, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and (losses), incurred losses of $1,913 (2012: income of $6,724), after deducting fees and expenses.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

3.	Loans receivable

On March 7, 2012, the Company entered into a sales and promotion agreement for Factive with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company provided Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The original loan was due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. During the second quarter of fiscal 2013, the Company agreed to extend the terms of the remaining US$500,000 balance. The revised terms called for eight monthly payments of US$35,000 from May to December 2013, with a lump sum payment of US$220,000 due December 31, 2013.

Effective August 26, 2013, in connection with the sale of Factive (note 13), the Company entered into two new loan agreements with Vansen; one representing part of the sale proceeds, the other being a renegotiation of the original loan from March 2012. The first new loan has a principal value of US$800,000, is non-interest bearing and scheduled to be repaid in four installments of US$200,000, due February 28, May 31, August 31 and November 30, 2014. The second new loan has a principal value of US$280,000 and represents the remaining balance of the original loan under similar repayment terms of US$35,000 per month starting September 1, 2013, with a lump sum payment of US$140,000 due December 31, 2013. Both new loans are unsecured, but contain a right of conversion at the holder's option into common shares of Vansen for any overdue installments based on 95% of the 20-day moving average price of the shares. The fair value of the loans were determined to be US$162,000, collectively based on the information available at the date of sale as well as information received subsequent to August 26, 2013 and after the balance sheet date. During the three months ended December 31, 2013, the Company received $84,285 against the loan receivable. Management assessed the fair value of the loans based on a number of factors and determined that given Vansen’s financial condition and their dependence on raising additional financing, the value of the loans should be discounted accordingly.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

4.	Intangible assets and goodwill

Continuity of intangible assets for the three months ended December 31, 2013 was as follows:

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2013	$122,020	$69,890,744	$21,600,365	$16,676,097	$108,289,226
Foreign exchange differences	-	2,666,611	1,140,536	-	3,807,147

Cost at December 31, 2013	$122,020	$72,557,355	$22,740,901	$16,676,097	$112,096,373

Accumulated Amortization at September 30, 2013	$122,020	$15,319,674	$5,843,295	$16,676,097	$37,961,086
Amortization charge	-	1,766,603	1,242,535	-	3,009,138
Foreign exchange differences	-	357,967	340,236	-	698,203
Accumulated Amortization at December 31, 2013	$122,020	$17,444,244	$7,426,066	$16,676,097	$41,668,427

Carrying amount at September 30, 2013	$-	$54,571,070	$15,757,070	$-	$70,328,140
Carrying amount at December 31, 2013	$-	$55,113,111	$15,314,835	$-	$70,427,946

5.	Derivative liabilities

	December 31	September 30
	2013	2013

Liabilities:
Forward foreign exchange contracts	$338,824	$-
Total	$338,824	$-

In connection with its European operations of Enablex, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At December 31, 2013, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $8,147,050 (September 30, 2013: $9,843,967). The fair value of these contracts at September 30, 2013 was $19,111 and was included in trade and other receivables. For the three months ended December 31, 2013, losses of $366,143 (2012: $384,580) were recognized in foreign exchange losses in the statement of operations in connection with these contracts.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

6.	Provisions

	Three months ended	Twelve months ended
	December 31, 2013	September 30, 2013
Balance at beginning of period	$283,273	$1,084,184
Charges	198,341	2,819,120
Utilization	(280,842)	(2,438,657)
Product divestitures	-	(1,181,374)
Balance at end of period	$200,771	$283,273
Less: current portion of provisions	3,778	190,701
Non-current portion of provisions	$196,993	$92,572

The Company’s provisions are comprised of the following product-related liabilities: Product Returns Liability:

The Company accepts all product returns relating to North American product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Rebates Liability:

With respect to the Company’s sales of Factive in the United States, the Company must provide for certain state and federal Medicare and Medicaid rebates.

7.	Long-term debt

	December 31	September 30
	2013	2013
Current
Senior secured facility, net of unamortized transaction costs of $263,450 (a)	$8,136,550	$8,116,260
Total	$8,136,550	$8,116,260

Non-Current
Senior secured facility, net of unamortized transaction costs of $226,576 (a)	$19,273,424	$21,314,702
Convertible debenture, net of unamortized transaction costs and discount of $1,313,647 (b)	8,686,353	8,634,800
Total	$27,959,777	$29,949,502

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

(a) Senior secured facility:

On September 24, 2013, the Company entered into a new senior secured debt facility with a syndicate of Canadian chartered banks. The new facility, in combination with the convertible debenture described below, refinanced the Company's existing debt at a lower rate and extended term. The new facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.0%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at December 31, 2013. Finance costs of $569,038 were capitalized to the loan balance and will be amortized over the term of the loan.

(b) Convertible debenture:

In connection with the refinancing described above, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. In the event of conversion into common shares, any accrued but unpaid interest is converted at the market price on the date of conversion. As required by accounting rules, management has bifurcated the fair value of the convertible debenture into a liability component and an equity component, based on first determining the fair value of the liability with the remainder being the equity value. Based on these calculations, management has determined the equity component to be $1,313,550, which has been included as part of equity in the financial statements. Finance costs of $51,650 were capitalized to the debentures, allocated between the liability and equity component. Both the equity component and the finance costs have been deducted from the liability on initial recognition and will be accreted over the term of the instrument.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

8.	Share capital

(a) Authorized:

Unlimited common shares without par value.

Issued:

	Three months ended		Twelve months ended
	December 31, 2013		September 30, 2013
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	38,391,512	$56,014,232	30,708,478	$51,639,478
Common shares issued pursuant to private placement	-	-	7,678,034	4,364,626
Common shares issued pursuant to options exercised	-	-	5,000	10,128

Balance, end of period	38,391,512	$56,014,232	38,391,512	$56,014,232

(b) Private placements

On June 7, 2013, the Company completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes. Costs of the offering were approximately $242,000.

(c) Stock option plan

The Company has reserved 3,839,151 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

In February 2013, 5,000 options previously granted were exercised by a former director of the Company at $0.56 per share for proceeds of $2,800.

In May 2013, the Company granted 25,000 options to an employee of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $0.51 per share, with one third vesting immediately and one third vesting on each of the next two anniversary dates.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

Stock based compensation of $128,193 (2012: $142,637) was expensed in the financial statements during the three months ended December 31, 2013 relating to current and prior period grants, and has been included in equity as equity reserves.

(c) Stock option details

The fair value of options granted are estimated on the date of the grant using the Black-Scholes fair value option pricing model. There were no stock option grants during the three months ended December 31, 2013 or in the comparative prior period.

Details of outstanding options are as follows:

	Number of	Weighted average
	options	price per share
Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	225,000	0.93
Options exercised	(5,000)	0.56
Options expired	(25,000)	3.00
Options forfeited	(50,000)	2.00
Options outstanding, September 30, 2013	2,465,000	$1.90
Options forfeited	(100,000)	2.05
Options outstanding, December 31, 2013	2,365,000	$1.90

The range of exercise prices for outstanding and exercisable options at December 31, 2013 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.51	25,000	4.36	8,333
$ 0.91	150,000	4.52	150,000
$ 1.19	50,000	4.02	-
$ 1.52	100,000	3.70	50,000
$ 2.00	700,000	2.20	700,000
$ 2.02	840,000	3.05	740,000
$ 2.05	500,000	2.42	300,000
	2,365,000		1,948,333

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

9.	Equity reserves and warrants reserve

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants with an exercise price of $2.00 as a finder’s fee. The fair value of these warrants was deemed to be of nominal value.

The following share purchase warrants were outstanding at December 31, 2013:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 2.00	197,700	0.97
$ 3.00	2,098,250	0.97
	2,295,950

10.	Commitments

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	December 31	September 30
	2013	2013
Less than 1 year	$141,080	$143,750
1 to 2 years	121,791	128,265
2 to 3 years	105,576	105,576
3 to 4 years	105,576	105,576
4 to 5 years	-	26,394
Thereafter	-	-
Total	$474,023	$509,561

Lease expense recognized during the period was $50,437 (2012: $24,520), which has been included in general and administrative expenses in the statements of operations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at December 31, 2013, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

11.	Related party transactions

At December 31, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended December 31
	2013	2012

Salaries	$290,210	$351,717
Share based compensation	128,193	387,260
	$418,403	$738,977

12.	Income taxes

The major components of income tax expense for the three months ended December 31, 2013 and 2012 are:

	Three months ended December 31
	2013	2012
Income tax recognized in profit or loss

Current tax	$132,922	$129,559
Provision for income taxes	$132,922	$129,559

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

13.	Discontinued operations

On August 26, 2013, the Company divested its North American product rights for Factive (Gemifloxacin Mesylate) tablets to Vansen Pharma. Proceeds from the disposition included US$2,200,000 cash, a note receivable for US$800,000, plus 3 million shares of Vansen. Expenses of US$261,860 were incurred on the sale. The disposition of Factive resulted in a loss on disposal, net of income taxes, of $522,271.

The results of Factive were as follows:

	Three months ended December 31
	2013	2012

Revenue	$-	$702,893
Cost of goods sold	-	135,957
Gross margin	-	566,936

Sales and marketing	-	123,398
General and administrative	-	63,579
Amortization of intangible assets	-	207,807
Earnings from discontinued operations	$-	$172,152

14.	Management of capital

The Company includes the following in its definition of capital:

	December 31	September 30
	2013	2013

Debt comprised of:
Senior secured facility	$27,409,974	$29,430,962
Convertible debenture	8,686,353	8,634,800
Equity comprised of:
Share capital	56,014,232	56,014,232
Equity reserve	34,009,523	33,881,330
Convertible debt - equity component	1,313,550	1,313,550
Deficit and AOCI	(45,791,994)	(47,290,491)
	$81,641,638	$81,984,383

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

15.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2013
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$103,888	$103,888
Loans and receivables
- Cash	9,257,462	9,257,462
- Trade and other receivables	5,348,352	5,348,352
- Loans receivable	88,018	88,018
Other financial liabilities
- Accounts payable and accrued liabilities	3,893,824	3,893,824
- Long term debt	36,096,327	38,679,630
Derivative financial liabilities used for hedging	338,824	338,824

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

	September 30, 2013
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$104,807	$104,807
Loans and receivables
- Cash	8,084,367	8,084,367
- Trade and other receivables	7,048,104	7,048,104
- Loans receivable	166,909	166,909
Other financial liabilities
- Accounts payable and accrued liabilities	4,177,960	4,177,960
- Long term debt	38,065,762	38,679,630

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

  Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities

  Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves

  Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At December 31, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	December 31, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$103,888	$40,072	$-	$63,816
	$103,888	$40,072	$-	$63,816

Liabilities:
Derivative liabilities	$338,824	$-	$338,824	$-
	$338,824	$-	$338,824	$-

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

At September 30, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
September 30, 2013		(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$104,807	$42,989	$-	$61,818
	$104,807	$42,989	$-	$61,818

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 5.

The following financial assets and liabilities were denominated in foreign currencies at December 31, 2013 (U.S. dollar 1.0636, Euro 1.4655) and September 30, 2013:

	December 31	September 30
	2013	2013
Denominated in U.S. dollars
Cash	$4,351,855	$5,865,221
Trade and other receivables	546,845	972,313
Loans receivable	172,303	166,909
Accounts payable and accrued liabilities	(662,251)	(80,294)
Net assets denominated in U.S. dollars	$4,408,752	$6,924,149

Denominated in Euros
Cash	$1,019,154	$578,484
Trade and other receivables	3,031,758	4,953,268
Accounts payable and accrued liabilities	(1,893,635)	(2,980,091)
Income taxes payable	(754,987)	(594,344)
Net assets denominated in Euros	$1,402,290	$1,957,317

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended December 31, 2013 from a change in foreign currencies with all other variables held constant as at December 31, 2013:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(53,484)	$53,484
4%	(106,968)	106,968
6%	(160,452)	160,452
8%	(213,936)	213,936
10%	(267,420)	267,420

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.0%. The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. A 0.25% (25 basis points) increase or decrease in interest rates would result in an approximate $60,000 decrease or increase, respectively, in the Company's net income after tax.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three months ended December 31, 2013 and 2012

16.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended December 31
	2013	2012
Canada	$2,774,253	$2,451,083
International	3,482,790	3,825,068
	$6,257,043	$6,276,151

The only countries, other than Canada, from which the Company derived more than 10% of its revenues was the Netherlands in the current quarter and Germany in the comparative quarter. Revenues in the Netherlands of $1,176,830 (2012: $259,169) and Germany of $224,125 (2012: $1,281,978) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents, property and equipment, and real estate held for sale, detailed as follows:

	December 31	September 30
	2013	2013
Canada	$9,782,906	$10,242,846
International	60,655,090	60,096,585
	$70,437,996	$70,339,431